Exhibit 97.1
Erroneously Awarded Incentive-Based Compensation Clawback Policy
1.Purpose and Scope. United Natural Foods, Inc. (the “Company”) has adopted this compensation clawback policy (the “Policy”) to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 303A.14 of the New York Stock Exchange Listed Company Manual (“NYSE Listed Company Manual”), which require the recovery of certain forms of executive compensation in the event of a Restatement (as defined below). This Policy shall not replace and shall be in addition to the Company’s Recoupment Policy Relating to Performance-Based Compensation, as may be amended from time to time, and any other clawback policy in effect now or in the future at the Company.
2.Administration. This Policy shall be administered by the Board of Directors of the Company (the “Board”) or, if so designated by the Board, the Compensation Committee, in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.
3.Effective Date. This Policy shall be effective as of the date it is adopted by the Board and shall apply to Incentive-Based Compensation that is received by a Covered Executive on or after October 2, 2023 (the “Effective Date”), even if such Incentive-Based Compensation was approved, awarded or granted to a Covered Executive prior to the Effective Date.
4.Covered Executives. This Policy applies to all of the Company’s current and former executive officers who may from time to time be deemed subject to this Policy by the Board (each, a “Covered Executive”). For purposes of this Policy, an executive officer means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant. Identification of an executive officer for purposes of this Policy shall include executive officers identified pursuant to 17 CFR 229.401(b). This Policy applies to all Incentive-Based Compensation received by a Covered Executive (a) after beginning service as a Covered Executive; (b) if that person served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation and (c) while the Company had a class of securities listed on a national securities exchange or national securities association.
5.Incentive-Based Compensation. For purposes of this Policy, the term “Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure. A “financial reporting measure” is any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measures, including stock price and total shareholder return. For the avoidance of doubt, Incentive-Based Compensation does not include annual salary, compensation awarded based on completion of a specified period of service, or compensation awarded based on subjective standards, strategic measures, or operational measures.
6.Recovery; Accounting Restatement. In the event the Company is required to prepare an accounting restatement of its financial statements due to material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Restatement”), the Company shall recover, reasonably promptly, any Erroneously Awarded Compensation received by any Covered Executive, in amounts calculated pursuant to this Section 6 during the three completed fiscal years immediately preceding the date on which the Company is required to prepare such Restatement (the “Restatement Date”), as well as any transition period that results from a change in the Company’s fiscal year within or immediately following those three completed fiscal years, as described in Section 13 hereof. The Restatement Date shall be the earlier of (i) the date the Board, a Board committee, or officer(s) of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement. “Erroneously Awarded Compensation” shall mean the amount of Incentive Compensation actually received by the Covered Executive that exceeds the amount of Incentive Compensation that otherwise would have been received had it been determined based on the restated amounts, and computed without regard to any taxes paid. For Incentive-Based Compensation based on the Company’s stock price or total shareholder return, where the Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Restatement, then the amount will be based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received. The Company will maintain documentation of the determination of that reasonable estimate and provide such documentation to the national securities exchange on which the Company’s securities are then listed.
Subsequent changes in a Covered Executive’s employment status, including retirement or termination of employment, do not affect the Company’s rights to recover Incentive-Based Compensation pursuant to this Policy. For purposes of this Policy, Incentive-Based Compensation shall be deemed to have been received in the fiscal period during which the financial reporting measure specified in the applicable Incentive-Based Compensation award is attained, even if such Incentive-Based Compensation is paid or granted after the end of such fiscal period.
7.Method of Recoupment. The Board shall determine, in its sole discretion, the method of recovering any Incentive-Based Compensation pursuant to this Policy, which may include, without limitation:

•requiring reimbursement of cash Incentive-Based Compensation previously paid;
•seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
•offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;
•cancelling outstanding vested or unvested equity awards; and/or
•taking any other remedial and recovery action permitted by law, as determined by the Board.
The Board shall determine the repayment schedule for the recovery of any Incentive-Based Compensation pursuant to this Policy in a manner that complies with the “reasonably promptly” requirement. Such determination shall be consistent with any applicable legal guidance, by the U.S. Securities and Exchange Commission (the “SEC”), judicial opinion, or otherwise. The determination of “reasonably promptly” may vary from case to case and the Board is authorized to adopt additional rules to further describe what repayment schedules satisfy this requirement.
8.No Indemnification. The Company shall not indemnify any Covered Executive against the loss of Erroneously Awarded Compensation, and shall not pay, or reimburse any Covered Executive for premiums, for any insurance policy to fund such Covered Executive’s potential repayment obligations.
9.Notice. Before the Board determines to seek recovery pursuant to this Policy, it shall provide the Covered Executive with written notice and the opportunity to be heard at a meeting of the Board (either in person or via telephone).
10.Amendment and Interpretation. The Board may amend, modify, supplement, rescind or replace all or any portion of this Policy from time to time in its discretion, and shall amend this Policy as it deems necessary, appropriate or advisable to reflect the regulations adopted by the SEC and to comply with any rules or standards adopted by a national securities exchange on which the Company’s securities are then listed. The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC and any national securities exchange on which the Company’s securities are then listed.
11.Other Recoupment Rights. The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the date on which this policy shall become effective shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy and the application of this Policy to any award made prior to the Effective Date, as required by law. Nothing in the Policy shall be viewed as limiting the right of the Company to pursue additional remedies or recoupment under or as required by any other clawback or recoupment policy, including the Recoupment Policy Relating to Performance-Based Compensation (as may be amended from time to time), any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company, which may require or permit recoupment to a greater degree or with respect to additional compensation as compared to this Policy, but without duplication as to any recoupment already made with respect to Erroneously Awarded Compensation pursuant to this Policy.
12.Impracticability. The Company shall recover any excess Incentive-Based Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Company’s Compensation Committee in accordance with Rule 10D-1 of the Exchange Act and the listing standards of the national securities exchange on which the Company’s securities are listed. Without limiting the foregoing, no recovery shall be required in the case of a Compensation Committee determination that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered or recovery would likely cause an otherwise tax-qualified retirement plan to lose its tax-qualified status.
Such determination of impracticability shall be made after a reasonable and documented attempt to recover the Incentive-Based Compensation, which documentation shall be provided to the national securities exchange on which the Company’s securities are then listed.
13.Transition Period. This Policy shall apply to any transition period that results from a change in the Company’s fiscal year within or immediately following the three completed fiscal years immediately preceding the date that the Company is required to prepare a Restatement. A transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months shall be deemed a completed fiscal year.
14.Successors. This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.
15.Applicable Law. This Policy will be governed by and construed in accordance with the laws of Delaware without reference to the principles of conflict of laws.